Exhibit 99.1

DeGolyer and MacNaughton

5001 Spring Valley Road

Suite 800 East

Dallas, Texas 75244

February 24, 2017

TransAtlantic Petroleum Ltd.

16803 Dallas Parkway, Suite 200

Addison, Texas 75001

Ladies and Gentlemen:

Pursuant to your request, we have conducted an independent evaluation, completed on February 24, 2017, to serve as a reserves audit of the extent and value of the proved, probable, and possible oil, condensate, and sales gas reserves, as of December 31, 2016, of certain properties in Turkey, Bulgaria, and Albania in which TransAtlantic Petroleum Ltd. (TransAtlantic) has represented that it owns an interest. TransAtlantic has represented that these properties account for 100 percent, on a net equivalent barrel basis, of TransAtlantic’s net proved, probable, and possible reserves, as of December 31, 2016. The net proved, probable, and possible reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by TransAtlantic.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after December 31, 2016. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by TransAtlantic after deducting interests owned by others.

Values of proved, probable, and possible reserves shown herein are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves adjusted for net profits (where applicable). Future net revenue is defined as the future gross revenue less direct operating expenses, capital costs, abandonment costs, and net profits, where

DeGolyer and MacNaughton

applicable. Direct operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income tax expenses were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization. Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

Estimates of reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this audit were obtained from reviews with TransAtlantic personnel, from TransAtlantic files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by TransAtlantic with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

DeGolyer and MacNaughton

Based on the current stage of field development, production performance, the development plans provided by TransAtlantic, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved, probable, or possible.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material-balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, other engineering methods were used to estimate recovery factors. In such cases, an analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves and reserves forecasts, reserves were estimated only to the limits of economic production or to the limit of the production licenses as appropriate, with extensions if applicable, whichever occurs first.

In certain cases, reserves were estimated using elements established by analogy with similar wells or reservoirs for which more complete data were available.

Gas reserves estimated herein are expressed as sales gas. Sales gas is defined as that portion of the total gas produced from the reservoir after reduction for shrinkage resulting from field separation, processing, fuel use, and flare available to be delivered into a gas pipeline for sale. Sales gas reserves are expressed at a temperature base of 60 degrees Fahrenheit and at a pressure base of 14.70 pounds per square inch absolute. Oil and condensate reserves estimated herein are those to be recovered by normal field separation.

DeGolyer and MacNaughton

The fields have been grouped into three asset groups based on economic considerations: the core TransAtlantic properties (TAT) asset group (includes Turkey and Bulgaria), the Edirne asset group (consisting of the Edirne field in Turkey), and the Albania asset group (consisting of the Delvina field in Albania). All fields in the TAT and Edirne asset groups are subject to a royalty of 12.5 percent. Certain wells in the TAT and Edirne asset groups are also subject to a net profits interest burden of 5 percent.

The Delvina field in the Albania asset group is subject to the terms of the Albania production sharing agreement (PSA). TransAtlantic has represented that the PSA with Albpetrol commenced on August 8, 2007, for the Delvina field. TransAtlantic acquired Stream Oil & Gas Ltd. in November 2014. Subsequently, TransAtlantic took over the Albania PSA with Albpetrol, a public company with the Albanian Government, as the sole owners. This agreement gives TransAtlantic complete access to produce and sell its share of the produced petroleum products. The agreement provides for an initial 25-year development and production period. Upon the expiration of the initial 25-year development and production period, the parties have the right to request extensions of successive 5-year increments up to the economic life of the field. Based on TransAtlantic’s representation that it has every intention to extend the terms of the agreement, reserves have been estimated beyond the 25-year initial term to include the extensions of the PSA up to the economic life of the field.

For the fields in Turkey and Bulgaria, net reserves quantities reported herein reflect the appropriate quantity reductions for royalty interests and overriding royalty interests, as well as the quantity reduction yielded from the estimated revenue associated with the net profits payable, where applicable.

The reserves estimated in Albania in this report have been evaluated under the terms of a PSA. The terms of this contract are summarized in the Valuation of Reserves section of this report. Net reserves are the reserves estimated from the future net revenue attributable to TransAtlantic under the terms of the respective PSA. Two components make up the net revenue calculation: cost revenue and profit revenue. Cost revenue is the revenue entitlement attributable to the PSA participant for its share of costs. Profit revenue is the portion of the sales revenue that remains after cost revenue and is contractually apportioned to the contractor based on the PSA terms.

DeGolyer and MacNaughton

Definition of Reserves

Petroleum reserves included in this report are classified by degree of proof as proved, probable, or possible. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

DeGolyer and MacNaughton

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12‑month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Probable reserves – Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic

DeGolyer and MacNaughton

methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv) See also guidelines in paragraphs (iv) and (vi) of the definition of possible reserves.

Possible reserves – Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

DeGolyer and MacNaughton

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi) Pursuant to paragraph (iii) of the proved oil and gas reserves definition, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

DeGolyer and MacNaughton

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The extent to which probable and possible reserves ultimately may be reclassified as proved reserves is dependent upon future drilling, testing, and well performance. The degree of risk to be applied in evaluating probable and possible reserves is influenced by economic and technological factors as well as the time element. Estimates of probable and possible reserves in this report have not been adjusted in consideration of these additional risks and therefore are not comparable with estimates of proved reserves.

DeGolyer and MacNaughton

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs:

Oil, Condensate, and Gas Prices

TransAtlantic has represented that the initial prices used in this evaluation were based on a 12-month average price, calculated as the unweighted arithmetic average of the first‑day-of-the-month price for each month within the 12‑month period prior to the end of the reporting period. The average Brent Oil price during this period was U.S.$44.42 per barrel. The oil, condensate, and gas prices used to estimate reserves herein are presented in the following table, expressed in United States dollars per barrel (U.S.$/bbl) and United States dollars per thousand cubic feet (U.S.$/Mcf):

Country Field	Oil and Condensate Price (U.S.$/bbl)	Gas Price (U.S.$/Mcf)

Turkey
AG	40.96	NA
Arpatepe	37.20	NA
Bahar	37.71	NA
Bakuk	NA	3.44
Edirne	NA	5.59
Goksu	29.11	NA
Molla	37.71	NA
Molla-Bati Yasince	34.33	NA
Selmo	36.90	NA
Other TAT fields	NA	6.34

Bulgaria
West Koynare	30.82	4.25

Albania
Delvina	44.42	7.50

DeGolyer and MacNaughton

The overall volume-weighted average oil price used in this report was U.S.$37.24 per barrel. The average reference gas price during this period was the United Kingdom National Balancing Point Index of U.S.$4.79 per thousand cubic feet (Mcf). The overall volume-weighted average gas price in this report was U.S.$6.05 per Mcf. These prices were held constant for the lives of the properties.

Operating Expenses and Capital Costs

Estimates of operating expenses based on current expenses were used for the lives of the properties with no increases in the future based on inflation. In certain cases, future expenses, either higher or lower than current expenses, may have been used because of anticipated changes in operating conditions. Future capital expenditures were estimated using current values and were not adjusted for inflation.

Abandonment Costs

Abandonment costs were provided by TransAtlantic. These costs were estimated using current values and were not adjusted for inflation. Abandonment costs herein include well abandonment only. Also, TransAtlantic has represented that it will relinquish operation of the Selmo field to the Turkish Government at the end of June 2025, and therefore will not be responsible for abandonment costs pertaining to wells in the Selmo field that produce beyond June 2025.

Turkey and Bulgaria

Net Profits Interest

As represented by TransAtlantic, there is a 5-percent net profits interest burden for certain wells in the AG, Alpullu, CAB, DAK, Edirne, Karapurcek, and REDY fields in Turkey. Where applicable, the net profits reduced TransAtlantic’s ownership of reserves and revenue.

DeGolyer and MacNaughton

Royalty

All fields in the TAT and Edirne asset groups in Turkey and Bulgaria are subject to a royalty of 12.5 percent. Certain wells in the Edirne field are subject to a third-party carried net revenue interest of 2.625 percent.

Taxes

TransAtlantic has represented that there are no production taxes to be paid in Turkey or Bulgaria. No other taxes, including income taxes for Turkey, Bulgaria, or the United States, were considered in this evaluation for the TAT and Edirne asset groups.

Albania

PSA Terms – For the Albania asset group, the PSA with Albpetrol, a public company with the Albanian Government, commenced on August 8, 2007, for the Delvina field. TransAtlantic acquired Stream Oil & Gas Ltd. in November 2014, including a share of the PSA with Albpetrol, as the sole foreign partner. The PSA entitles TransAtlantic to complete access to produce and sell its share of the produced petroleum products.

In accordance with the license agreement associated with the PSA, TransAtlantic has the exclusive right to conduct petroleum operations in the Delvina field. TransAtlantic has the right to receive in kind, sell, and export freely its share of petroleum from the project area in accordance with the provisions of the PSA. The PSA provides for an initial 25-year development and production period. Upon the expiration of the initial 25-year development and production period, the parties have the right to request extensions of 5-year increments up to the economic life of the field. Based on TransAtlantic’s representation that it has every intention to extend the terms of the agreement, reserves have been estimated beyond the 25-year initial term to include the extension of the PSA up to the economic life of the field.

DeGolyer and MacNaughton

Pre-existing Production (PEP)

As per the license agreement, ownership of any Albpetrol wells in the contract area may be transferred to the control of TransAtlantic. When TransAtlantic takes control of these wells, TransAtlantic must deliver in kind to Albpetrol the deemed production (“pre-existing” production) of such wells. Albpetrol’s share of the PEP is a percentage of the average net petroleum production of the well in the 6 calendar months preceding the month in which takeover occurs, plus a projection of monthly production (after the takeover date) based on a set annual decline rate of 10 percent. The PEP forecasts applied in this report are based on information provided by TransAtlantic.

Cost Recovery

As per the license agreement, all produced petroleum in excess of PEP is to be allocated between Albpetrol (Albpetrol’s share) and TransAtlantic (cost recovery petroleum) based on the R‑factor calculation. The R-factor is the ratio of the sum of TransAtlantic’s revenue, minus tax, to the sum of TransAtlantic’s petroleum costs plus all costs projected to occur after December 31, 2016. TransAtlantic is entitled to the cost recovery petroleum to recover all petroleum costs borne by it inside or related to the project area. The cost recovery royalty rate varies by R-factor:

Cost Recovery Royalty
R-factor	Rate (percent)

0-0.99	2.0
1.0-1.49	2.5
1.5-1.99	4.0
2.0+	6.0

DeGolyer and MacNaughton

Profit Petroleum

After TransAtlantic has recovered its petroleum costs from the cost recovery petroleum, the remaining cost recovery petroleum is “profit petroleum.” Albpetrol’s share of the profit petroleum (profit royalty) is one-fifth of the cost recovery royalty, which is dependent on the R-factor (shown below) and the profit petroleum.

Profit Royalty
R-factor	Rate (percent)

0-0.99	0.4
1.0-1.49	0.5
1.5-1.99	0.8
2.0+	1.2

Production Tax

A production tax of 10 percent was implemented as law after the effective date of the petroleum agreements signed by TransAtlantic. Upon such a change in law, rules, or regulations after the effective date of the agreements that impact TransAtlantic’s economic benefits, the petroleum agreements can be amended to reduce the negative economic effect that the change in law or regulation has caused. However, as of December 31, 2016, the evaluation has included the 10-percent production tax, as TransAtlantic and Albpetrol have not agreed to new terms on an amended petroleum agreement. Therefore, the production tax is applied to TransAtlantic’s gross revenues herein (before the cost recovery royalty and profit sharing royalty).

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2016, oil, condensate, and sales gas reserves estimated herein.

DeGolyer and MacNaughton

Summary of Oil and Gas Reserves and Revenue

The estimates of net proved, probable, and possible reserves, as of December 31, 2016, attributable to the interests owned by TransAtlantic in Turkey, Bulgaria, and Albania, of the properties evaluated herein, are summarized as follows, expressed in barrels (bbl) and thousands of cubic feet (Mcf):

	Estimated by DeGolyer and MacNaughton Net Reserves as of December 31, 2016
	Oil (bbl)	Condensate (bbl)	Sales Gas (Mcf)

Proved Developed
Producing	4,240,849	0	1,885,980
Non-Producing	552,542	0	1,752,604

Total Proved Developed	4,793,391	0	3,638,584

Proved Undeveloped	7,989,199	0	2,984,956

Total Proved	12,782,590	0	6,623,540

Probable
Developed	842,958	0	1,615,927
Undeveloped	10,858,892	0	5,318,036

Total Probable	11,701,850	0	6,933,963

Possible
Developed	994,830	0	1,690,147
Undeveloped	10,883,231	0	57,281,092

Total Possible	11,878,061	0	58,971,239

Note: Probable and possible reserves have not been risk adjusted to make them comparable to proved reserves.

The estimated revenue and expenditures attributable to TransAtlantic’s interests in Turkey, Bulgaria, and Albania in the proved, probable, and possible net reserves, as of December 31, 2016, of the properties evaluated under the aforementioned assumptions concerning future prices and costs are summarized as follows, expressed in United States dollars (U.S.$):

DeGolyer and MacNaughton

	Estimated by DeGolyer and MacNaughton as of December 31, 2016
	Proved
	Developed Producing (U.S.$)	Developed Non-Producing (U.S.$)	Undeveloped (U.S.$)	Total (U.S.$)	Probable (U.S.$)	Possible (U.S.$)

Future Gross Revenue	166,134,579	32,239,951	318,738,166	517,112,696	464,196,540	793,441,346
Production Taxes	0	211,212	1,080,965	1,292,177	3,537,469	5,897,149
Operating Expenses	55,423,318	6,533,564	57,554,014	119,510,896	86,343,313	132,572,081
Capital Costs	0	1,582,500	169,670,000	171,252,500	141,786,111	138,718,333
Abandonment Costs	1,208,701	138,450	168,300	1,515,451	356,750	681,084
Net Profits	(10,161)	(146,519)	(577,168)	(733,848)	(677,578)	(15,953,500)
Future Net Revenue	109,492,399	23,627,706	89,687,719	222,807,824	231,495,319	499,619,199
Present Worth at 10 Percent	83,568,148	18,350,134	36,309,255	138,227,537	126,966,597	249,125,906

Notes:

1. Values for probable and possible reserves have not been risk adjusted to make them comparable to values for proved reserves.

2. Future income tax expenses were not taken into account in the preparation of these estimates.

3. Net reserves and future net revenue reflect reduction for net profits, where applicable.

4. For the Delvina field in Albania, operating expenses include profit royalty.

DeGolyer and MacNaughton

In our opinion, the information relating to estimated proved, probable, and possible reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, and gas contained in this report has been prepared in accordance with Paragraphs 932‑235-50-4, 932-235-50-6, 932-235-50-7, 932‑235‑50‑9, 932-235-50-30, and 932‑235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (5), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, that (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein and (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in TransAtlantic. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of TransAtlantic. DeGolyer and MacNaughton has used all data, assumptions, procedures, and methods that it considers necessary to prepare this report.

Submitted,

/s/ DeGolyer and MacNaughton

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

/s/ Lloyd W. Cade

Lloyd W. Cade, P.E.
SEAL]	Senior Vice President
DeGolyer and MacNaughton

DeGolyer and MacNaughton

CERTIFICATE of QUALIFICATION

I, Lloyd W. Cade, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1.

That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to TransAtlantic dated February 24, 2017, and that I, as Senior Vice President, was responsible for the preparation of this letter report.

2.

That I attended Kansas State University, and that I graduated with a Bachelor of Science degree in Mechanical Engineering in the year 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers; and that I have in excess of 34 years of experience in oil and gas reservoir studies and evaluations.

3.

That DeGolyer and MacNaughton or its officers have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of TransAtlantic Petroleum Ltd. or affiliate thereof.

SIGNED: February 24, 2017

/s/ Lloyd W. Cade

Lloyd W. Cade, P.E.
SEAL]	Senior Vice President
DeGolyer and MacNaughton